THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E    O F    C O N T E N T S

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the three months and twelve months ended September 30, 2008 and the audited financial statements for the year ended September 30, 2007, prepared in accordance with Canadian generally accepted accounting principles, which are publicly available on SEDAR at www.sedar.com.

In October 2008, the Company announced that it was changing its fiscal year end from September 30 to December 31. As a result, the following is a comparison of the three and twelve month periods ending September 30, 2008 to the same periods in 2007.

This MD&A is prepared as of November 6, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This discussion uses the terms 'measured resources' and 'indicated resources'. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This discussion uses the term 'inferred resources'. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. 'Inferred resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2 Overview

Taseko is a mining and mineral exploration company with four properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and three exploration projects: the Prosperity gold-copper property, the Harmony gold property and the Aley niobium property.

In the twelve months ending, September 30, 2008, Taseko has continued to focus on the expansion of the Gibraltar concentrator, long range planning and resource definition for the Gibraltar Mine, project approval for the Prosperity Project, and review of potential acquisitions to provide for further corporate growth.

During the twelve months ended September 30, 2008, Taseko had an operating profit of $68.5 million, and net earnings after tax of $43.1 million, as compared to an operating profit of $105.7 million, and net earnings after tax of $48.3 million for the same period in fiscal 2007.

During the three months ended September 30, 2008, Taseko had an operating profit of $5.1 million, and earnings after tax of $6.9 million, as compared to an operating profit of $31 million, and net earnings after tax of $12.6 million for the same period in fiscal 2007.

In recent weeks, the deterioration of global economic conditions has resulted in a significant weakening of base metal prices and high volatility in exchange traded commodity prices. The deterioration in credit market conditions have also increased the cost of obtaining capital and limited the availability of funds. In these conditions, it is difficult to forecast metal prices and customer demand for our products.

Accordingly, management is actively monitoring the effects of the current economic and credit conditions on our business and reviewing our discretionary capital spending, projects, and operating costs and implementing appropriate cash management strategies.

Plans to move forward with the Harmony and Aley Projects in 2008 have been deferred as the Company is currently focused on the expansion of the Gibraltar Mine and advancement of the Prosperity Project through the permitting process.

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.1 Gibraltar Mine

Taseko's 100% owned Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia.

Twelve Months ending September 30, 2008

Production, Sales and Inventory

Copper

  Total copper production for the twelve month period was 59.1 million pounds.

  Copper in concentrate sales for the twelve month period were 55.5 million pounds.

  Copper cathode sales for the twelve month period were 3.6 million pounds.

  Copper in concentrate inventory at September 30, 2008 was 3.8 million pounds, compared to 4.64 million pounds at the end of September 30, 2007.

  Copper cathode inventory at the end of September 30, 2008 was 0.38 million pounds, as compared to 0.33 million pounds at the end of September 30, 2007.

  The average price realized for sales of copper in the twelve-month period was US$3.42 per pound.

Molybdenum

  Molybdenum production for the twelve month period was 661,000 pounds.

  Molybdenum in concentrate sales for the twelve month period were 625,000 pounds.

  Molybdenum in concentrate inventory was 48,500 pounds at September 30, 2008, compared to 18,100 pounds at September 30, 2007.

  The average price realized for sales of molybdenum for the twelve-month period was US$33.04 per pound.

*Non-GAAP Measures

This document includes certain non-GAAP performance measures including "total cash cost of production" that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company's performance. The Company's use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table is a summary of the operating statistics for the twelve months ending September 30 2008 compared to the twelve months ending September 30 2007.

	12 months ending September 30, 2008	12 months ending September 30, 2007
Total tons mined (millions)[1]	43.2	35.4
Tons of ore milled (millions)	10.4	9.5
Stripping ratio	2.9	2.6
Copper grade (%)	0.347	0.328
Molybdenum grade (%Mo)	0.009	0.011
Copper recovery (%)	75.7	77.5
Molybdenum recovery (%)	33.0	29.6
Copper production (millions lb) [2]	58.1	51.8
Molybdenum production (thousands lb)	661	580
Copper production costs, net of by-product credits[3] , per lb of copper	US$1.76	US$1.03
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.47	US$0.35
Total cash costs of production per lb of copper	US$2.23	US$1.38

Notes to table:
1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 2008 copper production includes 54.5 million lb in concentrate and 3.5 million lb in cathode. 2007 copper production includes 49.4 million lb in concentrate and 2.4 million lb in cathode
3 2008 by-product credit is based on pounds of molybdenum and ounces of silver sold.

Total tons mined in the twelve-month period ending September 30, 2008 increased by 7.8 million tons or 22% compared to 2007 and ore processed by 9% over twelve months in 2007, resulting in a 10% increase in metal production to 58.1 million pounds. The added material mined, combined with longer waste haulage distances from the Granite pit, resulted in increased costs associated with truck hours at a time when diesel fuel and other mining costs escalated by 100% . The combination of this and the additional cost for stripping resulted in an overall increase in the cost per ton mined and a consequent increase in copper metal production cost.

Operating margins were reduced as the Canadian dollar was effectively at par with the US dollar over the period of January to September 2008. Pit sequencing development resulted in long hauls at the same time that fuel prices spiked to over $140 per barrel and as prices for consumables also increased. The strength of the Canadian dollar affected all items paid for in US dollars, dramatically increasing costs from those experienced in 2007. It is estimated that approximately CDN$0.70/lb of the production cost in 2008 can be attributed to the increase in input costs.

Tons milled increased as the new Semi Autogenous Grinding (SAG) mill performance improved dramatically in August and September, though this did not offset the surge in input costs being experienced during the year. Unit costs were reduced to US$1.30/lb in September as metal production increased to 7.8 million pounds of copper.

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mining cost increased as operations focused on pre-production development areas in anticipation of future increases in concentrator throughput associated with both Phase I and Phase II expansions. The applicable costs for the work were expensed rather than capitalized from the time that the Granite pit became a source of ore in February.

Copper recoveries for the twelve months were lower than in fiscal 2007, primarily related to the ramp up of the SAG mill and in the flotation circuit. Metallurgical tests have shown that recovery rates of over 85% will be achievable when the new cleaner cells and regrind mill are operating at design capacity. The cells were operational subsequent to the end of the three-month period, in the last week of October, and the regrind mill is scheduled to be operational in February 2009.

Three Months Ending September 30, 2008

Sales

Copper

  Copper in concentrate sales for the quarter were 16.6 million pounds of copper.

  Copper cathode sales were 0.9 million pounds.

  The average price realized for sales of copper in the quarter was US$2.99 per pound.

Molybdenum

  Molybdenum concentrate sales in the quarter were 77,000 pounds of molybdenum.

  The average price realized for sales of molybdenum in the quarter was US$34.05 per pound.

Production

  11.4 million tons were mined at a strip ratio of 2.4:1.

  3.3 million tons were milled at a head grade of 0.339% copper and 0.008% Mo, with recoveries of 73.9% for copper and 22.4% for molybdenum.

  16.8 million pounds of copper in concentrate was produced.

  1.2 million pounds of copper cathode was produced.

  118,000 pounds of molybdenum in concentrate was produced.

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Concentrator Expansion Projects

Construction of the Phase I mill expansion was completed in February. The ramp up to the rated processing capacity of 46,000 tons per day (“tpd”) has been ongoing since that time; a step change success was realized in August as the interface between the old and new circuits stabilized. September average mill throughput was 42,000 tpd and the rate has continued to increase into October.

The nearly complete Phase II expansion consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and concentrate circuits and installation of a two-stage tailings pumping system. Phase II is designed to increase concentrator capacity from 46,000 to 55,000 tpd. The construction schedule for Phase II has been altered slightly to incorporate scope changes.

The Phase III expansion has been designed to increase throughput capacity by a further 30,000 tpd to 85,000 tpd. The engineering for Phase III is well advanced and the estimated capital cost has been confirmed at $300 million for mill infrastructure and $50 million for mining equipment. Initiation of the project is under review as a result of the current credit market conditions and copper market outlook. Once the economic conditions stabilize, a decision will be made on whether to move forward on this next phase of expansion.

Resource Definition

Taseko initiated drilling in June 2008 in an area located east of the Gibraltar East pit (in part, on the former Oakmont ground) in an area where mineralization was discovered by drilling in the 1970’s. This area hosts potential extensions to the Gibraltar East and West deposits.

A total of 45 holes of core drilling, totaling approximately 36,560 feet, was completed between June and August 2008. Over the twelve months ending September 30, 2008, some 129 holes, totaling approximately 114,000 feet were drilled of which 67 holes, totaling approximately 55,525 feet were drilled on the former Oakmont ground. This information is currently being compiled and new estimates are underway.

Labour and Safety

The number of active personnel at the end of September 2008 was 458. There were 357 personnel at the site at the same period in fiscal 2007.

There was one lost time accident during the period.

Treatment and Refining Agreement

A six-year agreement with MRI Trading AG, a Swiss-based metal trading house, for the treatment and refining of Gibraltar copper concentrate commences at the end of December 2008. Under the terms of the agreement, Taseko has secured long-term, low cost rates for processing approximately 1.1 million tons of copper concentrate production into copper metal. The Company will maintain the ability to price payable copper, contained in the concentrate, based on a quotation period declared prior to, and covering each ensuing calendar year.

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Within the framework of this treatment and refining agreement, Taseko is in the process of securing a US$30 million line of credit, to add to its $20.3 million cash on hand at the end of the quarter.

1.2.2 Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

In September 2007, the Company announced the positive results of a feasibility study for the Project. The Company is actively advancing opportunities for improved economic performance through further metallurgical testing and optimization of the concentrator flowsheet, applying the most up-to-date facility designs and construction techniques, and reducing indirect costs.

Metallurgical test work continued on ore representative of mill feed scheduled in years one through four and confirms design parameters from the feasibility study. The metallurgical test program is scheduled to continue through locked-cycle testing on this material.

Engineering began in January 2008. Detailed engineering was performed in specific areas required to secure long-lead delivery items. In order to counteract the impact of rapidly escalating capital costs being seen in projects worldwide, engineering included a redesign of the plant site layout, concentrator, maintenance shop, primary crusher, camp/administration complex, miscellaneous infrastructure, and pit development.

Resulting capital cost increases are well below those of the 2007 design and are within the range of previously reported sensitivity analysis. The revised designs improve energy and operations efficiency to minimize operating costs. The pit redesign results in a much more operationally efficient pit that will minimize operating costs while maintaining the revenue profile.

Further engineering and procurement has be re-scheduled to commence once the environmental and mine permits are in place.

In July 2008, the Company was advised by the Ministry of Environment of British Columbia that the Province will be moving forward under provisions of the Environmental Assessment Act with an Environmental Assessment Office (“EAO”)-led review of this Project. In October 2008, the EAO set out the formal scope, procedures and methods for the environmental assessment of the Project.

The Canadian Environmental Assessment Agency (“CEAA”) and the B.C. EAO are collaborating on their respective federal and provincial environmental assessment processes. In October 2008, CEAA and the EAO issued a joint letter detailing how the provincial and federal processes will proceed in a coordinated manner. The coordinated process is currently underway and scheduled for completion in October 2009. Federal and provincial government decisions on the acceptability of the Project will be made following completion of the coordinated process.

Taseko continues to work closely with both federal and provincial regulatory agencies in the review of the Project.

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3 Harmony Project

Taseko holds 100% of the Harmony gold project, located on the Queen Charlotte-Haida Gwaii on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001.

The Company initiated a review of engineering work on the project in late 2007 following the designation of the area as a mineral development zone under the Queen Charlotte-Haida Gwaii Land and Resource Management Plan. Plans to move forward with the Harmony Project are currently being deferred.

1.2.4 Aley Project

Taseko acquired 100% of the Aley niobium project in northern British Columbia in fiscal 2007. Niobium is a metal used in making high strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. Currently, the world supply is dominated by only two producers: CBMM, a Brazilian miner, and Iamgold, which operates the Niobec Mine in Quebec. Plans to move forward with the Aley Project are currently being deferred.

1.2.6 Corporate

Peter Mitchell was appointed the Company’s Chief Financial Officer on September 15, 2008. Mr Mitchell is a Chartered Accountant with degrees in Economics (BA) and Business Administration (MBA). He has extensive experience with private equity portfolio companies through acquisitions, integrations and greenfield initiatives and financing activities.

Convertible Debenture – NVI Mining Ltd (formerly Boliden Westmin (Canada) Limited) ("NVI")

On April 2, 2008, NVI issued a notice to the Company to convert the principal amount of the debenture of $17 million at an effective conversion rate of $5.14 per common share, which would have resulted in 3,307,393 common shares of the Company being issued to NVI. However, the Company had already filed an action in BC Supreme Court in May 2006, seeking, among other relief, a right of set-off against the debenture in respect of damages owing from certain latent income tax liabilities that have been provisionally and conservatively quantified as the equivalent of 694,422 common shares. The Company therefore withheld 694,422 shares otherwise issuable pursuant to the conversion provision of the Debenture and issued the remainder of the common shares to NVI.

On April 28, 2008, NVI filed a Statement of Claim in the Supreme Court of British Columbia, naming Gibraltar and Taseko as defendants, and seeking an order that Taseko issue the 694,422 common shares withheld from the conversion of the Debenture, or pay damages in lieu of issuing the shares.

On August 14, 2008, the Supreme Court of British Columbia rendered its judgment in favor of NVI and Taseko paid NVI a cash payment of $3.6 million in lieu of issuing the 694,422 common shares. Taseko continues to pursue its original claims against NVI in respect of damages owing from certain latent tax liabilities.

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.7 Market Trends

Copper prices have, largely, been increasing since late 2003. The average price in 2007 was US$3.22/lb. Prices continued to be strong in the third quarter, but have been volatile in October related to uncertainty in global financial markets. The average price in 2008 to November 6 is US$3.40/lb.

Gold prices have been on an uptrend for more than three years. The average gold price in 2007 was US$695/oz. Prices dropped for a two-week period in early September, and although volatile, have generally improved since that time. The average price in 2008, to November 6 is US$884/oz. As global economic conditions weaken and other market conditions are uncertain, gold prices are expected to remain strong.

Molybdenum prices increased from US$7.60/lb in 2003 and peaked in 2005 at an average price of US$34/lb. Prices decreased in 2006, averaging US$25.53/lb over the year, and strengthened again in 2007, averaging US$30.47/lb for the year. Molybdenum prices have remained strong in 2008, averaging US$33.12/lb to November 6.

Metal price forecasts over the short terms are being adjusted as a result of uncertain economic conditions. Some analysts have increased their gold price forecasts for 2008 and 2009.

The Company sells its products in United States dollar but its expenses are denominated primarily in Canadian dollars. The Canadian dollar had strengthened significantly against the United States dollar over the two year period to June 30, 2008. The twelve-month average at June 30, 2008 for one United States dollar was 1.032 Canadian dollars; however, the Canadian dollar has weakened with respect to the US dollar since that time. At September 30, 2008, one United States dollar was equivalent to 1.0417 Canadian dollars. Current forecasts anticipate an average of one United States dollar to 1.17 Canadian dollars in the fourth quarter of calendar 2008 and 1.12 Canadian dollars in 2009.

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in thousands of Canadian dollars except per share amounts.

	As at September 30
Balance Sheets	2007	2006	2005
Current assets	$94,619	$149,447	$58,380
Mineral properties	18,407	2,628	3
Property, plant and equipment	158,492	43,817	9,914
Other assets	105,745	101,569	122,700
Total assets	$377,263	$297,461	$190,997
Current liabilities	44,589	47,863	52,205
Other liabilities	169,014	148,664	109,682
Shareholders' equity	163,660	100,934	29,110
Total liabilities & shareholders' equity	$377,263	$297,461	$190,997

	Year ended September 30
Statements of Operations	2007	2006	2005
Revenue	$218,426	$161,900	$87,638
Cost of sales	(109,533)	(103,628)	(71,348)
Amortization	(3,155)	(3,412)	(2,657)
Operating profit	$105,738	$54,860	$13,633

Accretion of reclamation obligation	1,777	1,732	1,574
Exploration	8,967	3,544	506
Foreign exchange loss (gain)	233	(289)	34
Gain on asset retirement obligation change of estimates	(4,570)	–	–
Loss on sale of equipment	–	–	2,161
Loss on extinguishment of capital leases	–	240	–
General and administration	6,501	5,286	2,412
Ledcor termination fee	–	3,500	–
Gain on sale of marketable securities	(1,508)	–	–
Interest and other income	(11,093)	(7,170)	(10,548)
Interest expense	5,947	4,594	3,175
Interest accretion on convertible debt	2,922	1,280	1,075
Restart project	–	–	6,347
Stock-based compensation	6,771	3,182	1,129
Change in fair market value of financial instruments	1,925	–	–
Earnings before income taxes	$87,866	$38,961	$5,768
Current income tax recovery (expense)	(3,959)	(4,397)	4,099
Future income tax recovery (expense)	(35,645)	(1,648)	13,423
Earnings for the year	$48,262	$32,916	$23,290
Other comprehensive income (loss):
Unrealized loss on reclamation deposits	(419)	–	–
Unrealized gain (loss) on marketable securities/investments	4,710	–	–
Reclassification of realized gain (loss) on sale of marketable securities	(1,508)	–	–
Tax effect	(445)	–	–
Other comprehensive income	$2,338	$–	$–
Total comprehensive income	$50,600	$32,916	$23,290
Basic earnings per share	$0.37	$0.29	$0.23
Diluted earnings per share	$0.36	$0.26	$0.21
Basic weighted average number of common shares outstanding	129,218	113,554	100,022
Diluted weighted average number of common shares outstanding	142,278	126,462	110,733

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

All numbers, except per-share amounts, are expressed in thousands of Canadian dollars. Small differences are due to rounding.

	Sept 30,	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2008	2008	2008	2007	2007	2007	2007	2006
Current assets	80,250	114,611	124,105	117,251	94,619	97,907	114,756	129,940
Mineral properties	32,095	29,916	19,142	18,941	18,407	15,986	5,468	3,554
Properties, plant and
equipment	266,872	222,729	202,679	182,342	158,492	120,857	95,627	63,281
Other assets	132,977	113,159	112,926	106,873	105,745	104,781	104,677	104,051
Total assets	512,194	480,415	458,852	425,407	377,263	339,531	320,528	300,826

Current liabilities	65,663	41,484	29,976	22,439	44,589	35,225	36,426	37,411
Other liabilities	176,456	173,755	182,419	173,042	169,014	155,070	151,799	149,912
Shareholders' equity	270,075	265,176	246,457	229,926	163,660	149,236	132,303	113,503
Total liabilities and
shareholders' equity	512,194	480,415	458,852	425,407	377,263	339,531	320,528	300,826

Revenue	57,615	53,206	65,357	44,924	53,998	55,907	51,624	56,897
Mine site operating costs	(40,924)	(29,633)	(28,854)	(19,810)	(17,062)	(21,399)	(18,962)	(30,809)
Transportation and treatment	(9,500)	(6,042)	(7,194)	(5,229)	(5,220)	(4,714)	(5,062)	(6,305)
Amortization	(2,029)	(1,563)	(1,091)	(701)	(667)	(1,374)	(677)	(437)
	5,162	15,968	28,218	19,184	31,049	28,420	26,923	19,346
Expenses:
Accretion of reclamation
obligation	326	322	313	307	760	339	339	339
Conference and travel	135	164	370	157	98	72	156	168
Consulting	68	66	52	78	198	138	167	80
Exploration	3,363	3,047	2,243	2,123	2,320	2,188	2,546	1,913
Interest expense and accretion
charges	1,603	1,857	2,032	1,891	2,042	2,199	2,722	1,906
Ledcor termination fee	–	–	–	–	–	–	–	–
Legal, accounting and audit	101	277	326	219	443	130	484	163
Office and administration	1,753	1,566	1,454	1,250	975	833	905	762
Shareholder communications	77	78	165	136	99	140	134	113
Trust and filing	9	94	105	115	23	20	118	81
Interest and other income	(1,668)	(1,897)	(2,239)	(2,535)	(2,901)	(2,434)	(2,978)	(2,778)
Loss (gain) on sale of
marketable securities	120	(586)	(568)	–	–	–	(1,509)	–
Asset retirement obligation
change of estimates	–	–	–	(2,413)	(4,570)	–	–	–
Foreign exchange loss (gain)	1,142	600	(1,000)	40	756	1,454	(472)	(1,505)
Stock-based compensation	(85)	1,103	1,598	2,772	1,817	1,865	2,330	759
Loss on equipment disposal	–	161	–	–	–	–	–	–
Change in fair value of
financial instruments	–	–	809	77	617	2,331	(995)	(28)
Earnings (loss) before income
taxes	(1,782)	9,116	22,558	14,967	28,372	19,145	22,976	17,373
Income tax expense (recovery)	(8,653)	5,317	6,357	(1,315)	15,727	6,739	11,485	5,653
Earnings for the period	6,871	3,799	16,201	16,282	12,645	12,406	11,491	11,720
Earnings per share – basic	0.05	0.03	0.11	0.12	0.10	0.10	0.09	0.09

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

Three months ended September 30, 2008vs. September 30, 2007

The Company's earnings for the quarter ended September 30, 2008 was $6.9 million, compared to earnings of $12.6 million for the three months ended September 30, 2007. The decrease in earnings was the result of declines in the prices of copper and molybdenum as well as an increase in production costs as outlined below.

The Company reported revenues of $57.6 million for the quarter, compared to $54.0 million in the fourth quarter of the prior year. The slight increase in revenue was the result of 17.5 million pounds of copper sold during the quarter compared to 13.3 million pounds of copper sold for the three months ended September 30, 2007. The increase in copper sales was offset by a decrease in molybdenum sales from 159,400 pounds for the three months ended September 30, 2007 to 77,000 pounds for the current quarter. Furthermore, a decline in the price of copper also affected the marginal increase in revenue despite the increase in copper shipments. The average price per pound of copper sold decreased to US$2.99 per pound, down from US$3.63 per pound for the same quarter in fiscal 2007. This was partially offset by an average price of US$34.05 per pound for molybdenum, which is higher than the US$28.88 realized for the same quarter in fiscal 2007.

Revenues of $57.6 million for the quarter consisted of copper concentrate sales of $50.7 million (2007 –$43.7 million), copper cathode sales of $3.1 million (2007 – $5.2 million) , silver credits of $1.1 million (2007 – $0.3 million) and molybdenum concentrate sales of $2.7 million (2007 – $4.8 million).

Cost of sales for the fourth quarter of fiscal 2008 was $50.4 million, compared to $22.3 million for the same period in fiscal 2007. Cost of sales was higher during the period mainly due to higher mine and mill operating and maintenance costs, increases in fuel and ocean freight charges and the expense of stripping costs which were capitalized in the same period in the prior year. Costs of sales consists of total production cost of $35.1 million (2007 – $23.4 million) for metal produced and sold during the quarter plus a concentrate inventory drawdown adjustment of $5.8 million (2007 – build-up adjustment of $6.3 million). Treatment and transportation costs totaling $9.5 million (2007 – $5.2 million) were also included in cost of sales for the fourth quarter of 2008.

Amortization expense for the quarter increased to $2.0 million compared to $0.7 million for the same period in fiscal 2007. The increase is the result of capital equipment additions as well as the utilization of several new pieces of equipment related to the concentrator expansion. The Company is also currently amortizing deferred stripping costs which had been capitalized in prior periods. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled respectively and divided by the estimated tonnage to be mined and milled in the mine plan.

Exploration expenses increased to $3.4 million in the fourth quarter of fiscal 2008, compared to $2.3 million for the same period in fiscal 2007. This increase is due to a higher level of engineering activity at the Company's Prosperity Project in anticipation of proceeding with the environmental assessment review, and other related activities. During the quarter, the Company also capitalized $2.1 million (2007 – $2.3 million) of exploration expenses related to increasing the reserves and life of mine at Gibraltar.

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

General and administrative costs increased to $2.1 million in the fourth quarter of fiscal 2008 compared to $1.0 million for the same period in fiscal 2007. The increase was mainly attributable to higher staffing levels related to increased work for Prosperity, the Gibraltar mill expansion, and new corporate offices.

There was a stock-based compensation recovery of $0.09 million in the current quarter, compared to an expense of $1.9 million for the same period in fiscal 2007, as a result of a decrease in fair value of previously granted unvested options to consultants.

Interest and other income during the fourth quarter of fiscal 2008 was $1.7 million as compared to $2.9 million in the fourth quarter of 2007. The decrease was due to a lower average cash balance in Q4 2008 compared to the same period in the prior year. Interest expense and interest accretion decreased to $1.6 million compared to $2.9 million in the fourth quarter of 2007 as a result of the redemption of the NVI mining convertible debenture.

The Company had current income tax expense of $Nil in the current quarter compared to income tax expense of $5.3 million in the same period of fiscal 2007. Total current income tax expense is lower than the same period in the previous year due to accelerated tax depreciation available to the Company and a reduction in corporate tax rates announced by the federal government in December 2007 that were substantively enacted in 2008. The Company also realized a future income tax recovery of $8.6 million due to the ability to build additional tax shelters from exploration activities, compared to an expense of $21 million for the same quarter in 2007 due to utilizing accelerated depreciation.

The Company also has a tax liability provision of $26.5 million (2007 – $31.2 million) recorded on the Company's balance sheet as at September 30, 2008 in accordance with Canadian generally accepted accounting principles.

Twelve months ended September 30, 2008 vs. September 30, 2009

The Company's earnings for the twelve months ended September 30, 2008 were $43.2 million, compared to $48.3 million for the twelve months ended September 30, 2007. The decrease in earnings was due mainly to lower than expected commodity prices and higher production costs.

The Company reported revenues of $221.1 million for the twelve months ended September 30, 2008, compared to $218.4 million for the same twelve months in the prior year.

Cost of sales for the twelve months ended September 30, 2008 was $147.2 million, compared to $109.5 million for the same period in fiscal 2007. Cost of sales was higher during the period mainly due to higher mine operations costs resulting from the expense of deferred stripping costs which were capitalized in the prior twelve months ended September 30, 2007. Increases in fuel and ocean freight charges also contributed to higher cost of sales during the period. Amortization expense was $5.4 million compared to $3.2 million for the same period in fiscal 2007. The increase is the result of capital equipment additions as well as the utilization of several new pieces of equipment related to the concentrator expansion. The Company also began to amortize deferred stripping which had been capitalized in prior periods.

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration expenses increased to $10.8 million for twelve months ended September 30, 2008, compared to $9.0 million for the same period in fiscal 2007. This increase is due to a higher level of exploration activity at the Company's Prosperity project, and advancement of the project towards permitting.

General and administrative costs increased to $8.8 million for the twelve months ended September 30, 2008 compared to $6.5 million for the same period in fiscal 2007. The increase was mainly attributable to higher staffing levels relating to increased work for Prosperity, the mill expansion, additional new office facilities at the Company’s corporate offices and an increase in corporate activities relating to the Company’s acquisition and tax planning initiatives.

Interest and other income decreased to $8.3 million as compared to $11.0 million for the same twelve months in 2007. The decrease was due to a lower average cash balance and interest rates compared to the same period in the prior year.

The Company had a future income tax expense of $8.1 million for the twelve months ended September 30, 2008 compared to a future income tax expense of $35.6 million in the same period of fiscal 2007. The decrease in the future income tax expense is due to the Company not having to utilize as much tax shelter to offset taxable income as in prior years. The Company had a current tax recovery of $6.4 million compared to an expense of $8 million for the twelve months ended September 30, 2007 due to the ability to utilize accelerated tax depreciation pools.

1.6 Liquidity

At September 30, 2008, Taseko had working capital of $14.6 million, as compared to working capital of $45.6 million at September 30, 2007.

In connection with the copper concentrate treatment and refining agreement with MRI Trading AG discussed in Section 1.2, the Company is in the process of securing a US$30 million line of credit, to add to its $20.3 million cash on hand at the end of the quarter. In addition, the Company also signed an overdraft facility for up to $10 million as discussed in Section 1.7.

On October 30, 2007, the Company closed a "bought deal" short form prospectus offering of 7,115,385 common shares at a price of $5.20 per common share. The Company granted to the underwriters an over-allotment option to purchase up to an additional 1,067,307 common shares at $5.20. The underwriters elected to exercise the over-allotment option in full at the closing, resulting in aggregate gross proceeds to the Company of $42.5 million.

On November 13, 2007, the Company completed a private placement financing by issuing 1,455,100 common shares at a price of $5.20 per share for gross proceeds of $7.6 million.

Management anticipates that revenues from copper and molybdenum in concentrates and copper cathode, recent cash management measures implemented along with current cash balances and the Company’s lines of credit, will be sufficient to cover operating costs, working capital, and the Gibraltar mill expansion.

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's cash and equivalents are invested in business accounts and banker's acceptances with a major Canadian bank, which are available on demand for the Company's programs, and are not invested in any asset backed deposits or similar investments.

Other than those obligations disclosed in the notes to its unaudited financial statements for the period ended September 30, 2008 and its audited annual financial statements for the year ended September 30, 2007, the Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations.

1.7 Capital Resources

Other than those obligations disclosed in the notes to its unaudited financial statements for the period ended September 30, 2008 and its audited annual financial statements for the year ended September 30, 2007, the Company had no material commitments for material capital expenditures as of September 30, 2008.

The Company has purchase orders in the normal course of operations for capital equipment required for the Gibraltar expansion project. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

Taseko is in the process of securing a US$30 million line of credit pursuant to its treatment and refining agreement, but to date has not drawn any amounts against this facility.

During the period, the Company acquired mining equipment in the amount of $17.6 pursuant to three to four year capital lease agreements. These capital lease obligations are secured over plant and equipment and are repayable in monthly installments. Interest is charged at rates linked to the prevailing prime rate of the relative financial institution mentioned above.

During the period, the Company signed an overdraft facility with a Canadian financial institution for up to $10 million. The term of the facility bears interest at prime rate plus 1% and is secured against the Company’s accounts receivable.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is Taseko. HDSI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for, and incurs fourth party costs on behalf of, the Company. The Company reimburses HDSI on a full cost-recovery basis.

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Costs for services rendered and costs incurred on behalf of the Company by HDSI during the twelve months ended September 30, 2008 were $7.7 million, as compared to $4.9 million in the twelve months of 2007. The increase over prior fiscal year is due to higher staffing levels required to support the increase in general corporate development and exploration activities.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

The Company's significant accounting policies are presented in notes 3 and 4 of the audited consolidated statements for the year ended September 30, 2007. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment
  the carrying values of the reclamation liability,
  the carrying values of the convertible debentures and conversion rights, income taxes,
  the valuation allowances for future income taxes,
  the carrying values of the receivables from sales of concentrate, the carrying values of deferred revenue,
  the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

During the twelve months period ended September 30, 2008, the Company increased its mineral reserves at the Company's Gibraltar mine, thereby extending the life of the mine. Consequently, the rates of amortization of the Company's property, plant and equipment, the carrying values of the reclamation liability, and the Company's future income taxes have been revised to reflect the extended mine life.

Mining and milling assets are amortized using the units of production method based on tons mined and milled divided by the estimated tonnage to be recovered in the mine plan. An increase in recoverable

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

reserves results in higher estimated tonnage to be recovered in the mine plan and hence a reduced annual amortization rate.

1.13 Change in Accounting Policies including Initial Adoption

Please refer to note 3 of the accompanying unaudited consolidated financial statements.

1.14 Financial Instruments and Other Instruments

Please refer to note 4 of the accompanying unaudited consolidated financial statements.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at November 6, 2008.

		Exercise
	Expiry date	price	Number	Number
Common shares				144,101,401

Share purchase option	March 27, 2009	$ 2.18	80,000
	March 27, 2009	$ 2.68	102,500
	February 24, 2010	$ 3.07	820,500
	July 3, 2010	$ 4.03	130,000
	September 28, 2010	$ 1.15	1,128,334
	September 28, 2010	$ 2.07	70,000
	September 28, 2010	$ 2.18	10,000
	March 28, 2011	$ 2.18	442,000
	March 28, 2011	$ 2.63	360,000
	March 28, 2011	$ 2.68	90,000
	August 22, 2011	$ 4.09	320,166
	February 24, 2011	$ 4.50	1,361,000
	February 24, 2012	$ 4.50	896,334
	February 24, 2012	$ 3.07	1,818,000
	February 24, 2012	$ 5.06	193,000
	April 22, 2011	$ 5.45	60,000
	May 16, 2013	$ 5.30	50,000
	August 20, 2013	$2.95	405,000	8,336,834

Convertible bonds	August 29, 2011	US$3.35	8,955,224	8,955,224

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3 Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting occurred during the period ended September 30, 2008 that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

1.15.4 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls and procedures during the period ended September 30, 2008 that could significantly affect disclosure controls and procedures subsequent to the date the Company carried out its evaluation.